Filed by Teck Cominco Limited

This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Inco Limited

Commission File Number: 001-01143

Date: May 8, 2006

CORPORATE FACT SHEET

OVERVIEW

Teck Cominco is a diversified mining company, headquartered in Vancouver, Canada. Shares are listed on the Toronto Stock Exchange under the symbols TEK.MV.A and TEK.SV.B. The company is a world leader in the production of zinc and metallurgical coal and is also a significant producer of copper, gold, indium, germanium and other metals.

Teck Cominco is committed to creating value for its shareholders while continually improving its performance as a responsible corporate citizen and a leader in its industry. The company pursues development of new technologies that make mining more economically and environmentally sustainable and strives to be a Partner of Choice wherever it operates and with whomever it is associated. Further information can be found at www.teckcominco.com.

•                  Employees: 7,100 worldwide, including more than 4,000 in Canada

•                  Sales (2005): $4.4 billion

•                  Chairman: Norman B. Keevil

•                  President & CEO: Donald R. Lindsay

HISTORY

Cominco started in 1906 as The Consolidated Mining and Smelting Company of Canada, formed by the amalgamation of several units controlled by the Canadian Pacific Railway. The company changed its name to Cominco in 1966. Cominco’s core Sullivan mine, which began production in 1909, would operate for more than 90 years until its ore reserves were exhausted in 2001.

Teck began as The Teck-Hughes Gold Mines Limited in 1913, to develop a gold discovery by prospectors Sandy McIntyre and James Hughes at Kirkland Lake. The Teck-Hughes mine was in production for 50 years until 1965. The Beaverdell mine, purchased by Teck in 1969, went back even further to 1898, and produced silver until 1991.

The association between Teck and Cominco began in 1986, when Teck and two industry partners acquired a shareholding from CP Limited, and culminated with the merging of the two companies in July 2001.

OPERATIONS

•                  Zinc: Teck Cominco operates the Red Dog zinc, lead mine in Alaska, the largest zinc mine in the world, under an agreement with the NANA Regional Corporation Inc., and is a 22.5% shareholder in the Antamina copper and zinc mine in Peru, which is the world’s seventh largest zinc concentrate producer. The company also operates the Pend Oreille zinc mine in Washington, USA. Teck Cominco also produces refined zinc, lead and specialty metals from its Trail metallurgical complex in British Columbia.

•                  Coal: The Elk Valley Coal Partnership operates six coal mines in western Canada and is the second largest shipper of seaborne hard coking coal in the world. Teck Cominco holds an effective 45.2% interest in the partnership and is managing partner.

•                  Copper: Teck Cominco produces copper from its 97.5%-owned Highland Valley Copper mine (HVC) in B.C. and its interest in the Antamina mine in Peru. HVC and Antamina are also significant producers of molybdenum.

•                  Gold: Teck Cominco produced 230,000 ounces of gold in 2005 from its two 50%-owned mines in the Hemlo district of Ontario. The company completed construction of the 40%-owned Pogo mine in Alaska in 2005, which commenced operations in January 2006.

•                  Oil Sands: In 2005 the company acquired a 15% interest in the Fort Hills Energy Limited Partnership, which is developing the Fort Hills oil sands project in northern Alberta. The other partners are Petro-Canada (55%) and UTS Energy Corporation (30%).

SHARE PRICE ON THE TORONTO STOCK EXCHANGE

2005	High	Low	Close
	Class A Shares
Q1	$48.45	$33.23	$44.69
Q2	46.56	35.25	41.95
Q3	61.30	41.95	60.43
Q4	67.65	48.50	65.00

	Class B Shares
Q1	$28.00	$32.55	$44.85
Q2	46.37	35.63	41.34
Q3	54.95	41.60	52.15
Q4	63.60	46.21	62.05

DIVIDENDS, CLASS A & B SHARES

Amount per Share	Payment Date

$0.40	June 30, 2005
$0.40	January 3, 2006
$1.00	July 4, 2006

SHARES OUTSTANDING

End of 2005
Class A common	4,673,453
Class B subordinate voting	198,752,289

COMPARATIVE TEN-YEAR FIGURES

($ in millions, except per share information)	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
Earnings and Cash Flow
Revenue	4,415	3,428	2,228	2,042	2,184	1,153	622	715	720	732
Operating profit	2,006,	1,124	270	155	364	234	78	94	106	137

Depreciation and amortization	274	275	223	206	230	142	93	96	94	89
Interest	69	61	65	60	74	55	49	44	42	34
Exploration	70	42	30	34	59	32	27	30	39	36

Earnings before unusual items	1,345	669	93	13	89	73	45	15	50	64
Unusual items, net of taxes	—	(52)	41		(122)			(64)	(225)	191
Net earnings (loss)	1,345	617	134	13	(33)	73	45	(49)	(175)	255

Cash flow from operations	1,670	1,143	314	385	393	233	110	128	140	158
Sale of investments	118	21	24	28	43	13	38	20	16	121
Capital expenditures	326	216	158	177	326	207	237	146	202	154
Investments	220	132	297	18	313	148	192	20	70	60
Per Share
Net earnings before unusual items	$6.62	$3.45	$0.49	$0.06	$0.61	$0.66	$0.42	$0.15	$0.51	$0.66
Net earnings (loss)	$6.62	$3.18	$0.71	$0.06	$(0.25)	$0.66	$0.42	$(0.51)	$(1.81)	$2.65
Dividends - Class A and Class B shares	$0.80	$0.30	$0.20	$0.20	$0.20	$0.20	$0.20	$0.20	$0.20	$0.20

Balance Sheet
Working capital	3,152	1,351	541	635	609	760	249	268	324	430
Total assets	8,809	6,059	5,375	5,066	5,241	5,210	2,662	2,340	2,359	2,580
Long-term debt	1,508	627	1,045	933	1,005	875	425	452	416	351
Shareholders’ equity	4,383	3,221	2,427	2,454	2,486	1,653	1,613	1,275	1,344	1,530

Notes:
(1) The company accounted for its investment in Cominco on an equity basis, with its interest in Cominco shown as an investment on the balance sheet and its share of earnings as equity earnings on the earnings statement, until it increased its ownership to 50% in October 2000. Commencing the fourth quarter of 2000, the Cominco accounts were consolidated, resulting in major increases to the balance sheet and earnings statement numbers offset by a provision for the 50% minority interest. In July 2001, the company acquired the remaining 50% through a merger with Cominco, eliminating the minority interest provisions.
(2) Antamina results are consolidated beginning July 1, 2003 and were equity accounted for before that date.
(3) Certain numbers have been restated due to the adoption of new accounting standards.
(4) Unusual items comprise significant writedowns and gains and losses on disposition of investments.

Important Notice

This document may be deemed to be solicitation material in respect of Teck Cominco Limited’s proposed tender offer for the shares of Inco Limited. Teck Cominco will prepare and file a Registration Statement on Form F-10 (containing an offer to purchase and a share takeover bid circular) and a tender offer statement on Schedule T-O with the United States Securities and Exchange Commission (“SEC”). Teck Cominco, if required, will file other documents regarding the proposed tender offer with the SEC.

Investors and shareholders are urged to read the takeover bid circular, Registration Statement, the Schedule T-O and any other relevant documents filed or that will be filed with the SEC when they become available because they will contain important information about the offer for Inco shares. These documents will be available without charge on the SEC’s web site at www.sec.gov and may be obtained without charge from the SEC at telephone number 800-SEC-0330. Free copies of these documents can also be obtained by directing a request to Teck Cominco Limited, 600-200 Burrard St. Vancouver British Columbia Canada, V6C 3L9, attention Corporate Secretary, by telephone to (604)687-1117, or by email to: info@teckcominco.com.